Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-194892 on Form F-10 of our reports dated March 5, 2015, relating to the consolidated financial statements of Magna International Inc. and its subsidiaries (the “Company”), and the effectiveness of the Company’s internal control over financial reporting, appearing in this Current Report on Form 6-K of Magna International Inc. for the year ended December 31, 2014.

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

March 5, 2015

Toronto, Canada